Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED MAY 30, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update; and
•	Declaration of dividend.

Asset Update

Acquisition of Senior Mortgage Loan – Larchmont Homes, LLC - Update

On February 14, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The Square One Larchmont Senior Loan bears an interest rate of 10.50% through its maturity date, August 14, 2018. On May 23, 2018, we increased our total investment amount to $2,805,000 and made several modifications to the existing operative agreements (the “Modified Larchmont Homes Senior Loan”). The Modified Larchmont Homes Senior Loan bears the same interest rate and terms as the Square One Larchmont Senior Loan.

Declaration of Dividend

On May 29, 2018, the Manager of the Company declared a daily distribution of $0.0019863014 per share (the “June 2018 Daily Distribution Amount”) (which equates to approximately 7.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on June 1, 2018 and ending on June 30, 2018 (the “June 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the June 2018 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.